FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  333-13896

Supplement For the month of January 2010.

Total number of pages: 3

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec Completes the Acquisition of ACC’s Household Motor Business through Nidec Techno Motor Holdings Corporation and Announces an Outline of New Subsidiaries

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 27, 2010
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

Released on January 27, 2010, in Kyoto, Japan

Nidec Completes the Acquisition of ACC’s Household Motor Business through Nidec Techno Motor Holdings Corporation and Announces an Outline of New Subsidiaries

Nidec Corporation (NYSE:NJ, “Nidec”) today announced that its consolidated subsidiary, Nidec Techno Motor Holdings Corporation (“NTMC”), completed the acquisition of the household motor business of Appliances Components Companies S.p.A. (“ACC”) based in Italy on January 26, 2010.

As a result, the acquired company has become a subsidiary of NTMC.  The details are as follows.

1.

Outline of New Subsidiaries

(1)

New company names

-  NIDEC SOLE MOTOR CORPORATION S.R.L. (“NSMC”)

(NTMC’s wholly-owned subsidiary in Italy)

-  NIDEC SOLE MOTOR HUNGARY K.F.T. (“NSMH”)

(NSMC’s wholly-owned subsidiary in Hungary)

(2)

Share ownership structure

NSMC in Italy has become a wholly-owned subsidiary of NTMC and owns all of the shares of NSMH.

(3)

NSMC directors

Director and Chairman:	Mr. Motoyoshi Hanaoka
(Non-executive)	(Director and First Senior Vice President of NTMC)
Director and President:	Mr. Antonio Galletti
Director:	Mr. Toshihiro Kimura
(Non-executive)	(Representative Director and President of NTMC)

(4)

NSMC address

Via Consorziale, 13-Località Comina, 33170 Pordenone, Italy

(5)

Number of employees

1,156 employees (NSMC and NSMH combined)

(6)

Brand name

Products manufactured after closing will be sold under the “Nidec” brand name.

1.

Operation Policy and Investment Plan

Through the acquisition of NSMC as a wholly-owned subsidiary of NTMC, Nidec believes that it has better positioned itself to further expand its household motor business.  Amid increasing global awareness of environmental issues, Nidec expects that the introduction of its advanced, energy efficient brushless motor technologies will enable NSMC to develop environmentally friendly, next generation products with which NSMC seeks to further strengthen and expand its business in Europe, where it already holds a substantial market share.

2.

Effect on Nidec’s Business Performance for Fiscal Year Ending March 31, 2010

As a result of the acquisition, Nidec expects an increase in its consolidated sales of approximately 3 billion yen and no significant change in its consolidated operating profit for the remaining two months of the fiscal year ending March 31, 2010.

Cautionary Statement Concerning Forward-Looking Information

This press release contains forward-looking statements regarding the intent, belief, strategy, plans or current expectations of Nidec or other parties. Such forward-looking statements are not guarantees of future performance or events and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors, including, but not limited to, the anticipated benefits of the potential transaction not being realized, shifts in technology, and changes in economic environments. Nidec does not undertake any obligation to update the forward-looking statements contained herein, nor to update the reasons why actual results could differ from those projected in the forward-looking statements, except as required by law.

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